Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 22, 2021

Social Capital Hedosophia Holdings Corp. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39606	98-1547291
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

317 University Ave, Suite 200 Palo Alto, California	94301
(Address of principal executive offices)	(Zip Code)

(650) 521-9007

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	IPOE.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	IPOE	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	IPOE.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (“SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement, dated as of October 8, 2020, between Social Capital Hedosophia Holdings Corp. V (“SCH” or the “Company”) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent. As a result of the SEC Statement, the Company reevaluated the accounting treatment of (i) the 20,125,000 redeemable warrants (the “Public Warrants”) that were included in the units issued by the Company in its initial public offering (the “IPO”) and (ii) the 8,000,000 redeemable warrants (together with the Public Warrants, the “Warrants”) that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO, and determined to classify the Warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. While the Company has not generated any operating revenues to date and will not generate any operating revenues until after completion of its initial business combination, at the earliest, the change in fair value of the Warrants is a non-cash charge and will be reflected in the Company’s statement of operations.

On April 22, 2021, after consultation with Marcum LLP, the Company’s independent registered public accounting firm (the “Independent Accountants”), the Company’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that, in light of the SEC Statement, it is appropriate to restate (i) certain items on the Company’s previously issued audited balance sheet dated as of October 14, 2020, which was related to its IPO, and (ii) the Company’s previously issued audited financial statements as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020 (the “Relevant Periods”). Considering such restatement, such audited financial statements should no longer be relied upon. The Company will file an amendment to its Annual Report on Form 10-K as of December 31, 2020 and for the period from July 10, 2020 (inception) through December 31, 2020, which will include the restated audited financial statements for the Relevant Periods.

Going forward, unless we amend the terms of our warrant agreement, we expect to continue to classify our warrants as a liabilities, which would require us to incur the cost of measuring the fair value of the warrant liabilities, and which may have an adverse effect on our results of operations.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with the Independent Accountants. A copy of a letter from the Independent Accountants is attached hereto as Exhibit 7.01.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This report relates to a proposed transaction between Social Finance, Inc. (“SoFi”) and SCH. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, SCH filed a registration statement on Form S-4 with the SEC on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at: http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between SCH, Plutus Merger Sub Inc. and SoFi, dated as of January 7, 2021, as amended on March 16, 2021 (as it may be further amended, the “Merger Agreement”) by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Report on Form 10-K, as it may be amended, the registration statement on Form S-4 discussed above, as it may be amended, and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

7.01	Letter from Marcum LLP dated April 22, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Social Capital Hedosophia Holdings Corp. V

Date: April 22, 2021	By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

Exhibit 7.01

April 22, 2021

Securities and Exchange Commission

100 F. Street

Washington, DC 20549-7561

Re: Social Capital Hedosophia Holdings Corp. V

We have read the statements that Social Capital Hedosophia Holdings Corp. V included under Item 4.02 of the Form 8-K dated April 22, 2021, and agree with such statements in so far as they apply to our firm.

We have no basis to agree or disagree with any other statement in the Form 8-K.

Sincerely,

/s/ Marcum LLP

MarcumLLP

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